

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Via Email

Todd Tappin
Chief Operating Officer and Chief Financial Officer
The Rubicon Project, Inc.
12181 Bluff Creek Drive, 4th Floor
Los Angeles, CA 90094

> **Re: The Rubicon Project, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 16, 2014**
> **Registration Statement on Form S-1**
> **Filed February 4, 2014**
> **File No. 333-193739**

Dear Mr. Tappin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

4.   With respect to all third-party statements in your prospectus, please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering. Finally, ensure that you disclose the date of all reports in the prospectus, including but not limited to NextMark on page 3, as you do for some of them.

5.   Please move the disclaimers and explanations that appear on page i to a place after your risk factors section. Please refer to Rule 421(d) of Regulation C for further guidance**.**

Prospectus Summary

Overview, page 1

6.   Disclose that managed revenue does not represent the amount of revenue earned by you. This comment also applies to your disclosures of metrics on page 12.

7.   Please provide support for the assertion that you are "a global technology leader" and that you reach "over 550 million Internet users globally." Explain if your leadership is based on objective criteria such as market share.

8.   Revise the prospectus summary to disclose that your directors, executive officers and principal shareholders will continue to have substantial control over the company after the offering. Include the amount that the directors, executive officer and principal shareholders will own after the offering.

Risk Factors

If we fail to detect fraud or other actions that impact advertisement performance…,
page 33

9.   You disclose that you have discontinued relationships with a number of sellers as a result
        of your screening and detection efforts in 2013 resulting in a decline in paid impressions.
        Please tell us, with a view toward disclosure, the nature of the activities detected, the
        number of sellers involved, the extent of the decline in paid impressions and the impact
        on the company's financial condition.

We have identified certain material weaknesses in our internal control over financial reporting…,
page 39

10.   Please revise to discuss any material costs that you have incurred or expect to incur to
        remediate the material weaknesses in your internal control over financial reporting. Also
        disclose the timetable for the steps that you are taking to remediate these weaknesses.

Market and Industry Data, page 51

11.   We note your statement that some of the information in the prospectus is based on
        industry publications by third parties that is reliable but you have not "independently
        verified the information attributed to these sources and cannot guarantee its accuracy and
        completeness." Please note that you are responsible for the entire content of the
        registration statement and should not include language that can be interpreted as a
        disclaimer of information you have chosen to include. Please revise.

Use of Proceeds, page 52

12.   To the extent known, please provide more detail regarding the "general corporate
        purposes, including working capital" for which the net proceeds in this offering is
        intended to be used. Consider disclosing the amount of proceeds that you intend to use
        for your other purposes. This section does not require disclosure of definitive plans and it
        is acceptable to discuss preliminary plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 62

13.   Please consider revising your overview section to provide a balanced, executive-level
        discussion that identifies the most important themes or other significant matters with
        which management is concerned in evaluating the company's financial condition and
        operating results. In this regard, please discuss any known trends, demands,
        commitments, events and uncertainties that pose a risk or threat to the company. See

Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the impact of trends related to the lower value display advertising compared to the higher value inventory including video and mobile. In this regard, we note that historically, display advertising has been the largest portion of the company's business transacted through its solutions. As a further example, consider discussing the trends relating to real time bidding, which you note is the "fastest growing area" of your business on page 103. Finally, consider discussing your plans for international expansion which you reference in several risk factors and any uncertainties related to those plans.

Key Operational and Financial Measures, page 63

14.   We note from your disclosures on page 103 that average spending per buyer on your platform has grown from $491,000 in 2010 to an estimated $1.2 million in 2013. We further note from your disclosures on page 104 that you have over 500 sellers on your platform and RTB inventory volume monetized per seller has grown from approximately $46,000 in 2010 to an estimated $444,000 in 2013. Please revise your disclosures to discuss the number sellers and buyers and the average revenue per buyer and seller for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your company. We refer to your Section III.B of SEC Interpretive Release No. 33-8350.

15.   We note from your disclosures on page 28 that you invoice and collect from the buyer the full purchase price for impressions they have purchased, retain your fees, and remit the balance to the sellers. Please revise your disclosures to discuss average fee or percentage you retain per impression for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your company. We refer to your Section III.B of SEC Interpretive Release No. 33-8350.

Results of Operations, page 67

16.   We note that your revenue increased during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 due to an increase in the amount of advertising spending on your platform, which was primarily attributable to an increase in pricing associated with better targeting and other capabilities of your solution and, to a lesser extent, to an increase in the value of advertising inventory available from sellers. Please revise your disclosures to quantify each source that contributed to a material change. We refer you to III.D of SEC Release No. 33-6835.

17.   Please revise your disclosures to provide a quantitative and qualitative analysis of how your revenues are impacted each period by the total number of advertising impressions delivered and the average cost per thousand impressions or CPMs. This appears to be important and material information necessary to understanding your business and results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Interpretive Release 33-6835.

18.   We note from your disclosures on page 104 that you have averaged approximately 98% monthly seller retention rate since the beginning of 2012. Please revise your disclosures to provide qualitative and quantitative information that explains the increase in revenues each period attributable existing and new buyers and sellers for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your results of operations. We refer to your Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 75

19.   Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

20.   We note that you believe your existing cash and cash flow from operations, together with the proceeds from this offering and the undrawn balance under your credit facility with Silicon Valley Bank will be sufficient to meet your working capital requirements for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

21.   We note that the company was not in compliance with "certain administrative covenants" at December 31, 2011 and 2012 under the credit facility with Silicon Valley Bank. Please specify the covenants with which you were not in compliance and explain what you mean by an administrative covenant. Further, disclose the minimum fixed charge coverage ratio test that you would be required to satisfy in the event that you draw less than 20% of the maximum line amount of the credit facilities. Disclose your fixed charge coverage ratio for the most recent period given you would not be able to satisfy this test currently.

Business

22.   We note your disclosure on page 31 that your platform operates on our data processing equipment that is housed in third-party commercial data centers that you do not control. Please tell us what consideration you have given to including a description of any agreements with your third-party data centers and filing those agreements as exhibits to this registration statement.

Our Intellectual Property, page 108

23.   Please revise to provide a brief description of three patents that you own and the duration
        and effect of that patent on your business. See Item 101(c)(1)(iv) of Regulation S-K.

Principal and Selling Stockholders, page 127

24.   Please note that when you disclose the identities of the selling shareholders in the filing,
        with respect to the shares to be offered for resale by legal entities, the individual or
        individuals who exercise the voting and dispositive powers should be disclosed. For
        guidance, see Regulation S-K Compliance and Disclosure Interpretations Question
        140.02.

Certain Relationships and Related Transactions, page 129

25.   Please tell us what consideration you have given to disclosing the material terms of the
        voting agreement between the company and several of your stockholders, including the
        identity of the directors who currently serve on the board pursuant to the voting
        provisions of the agreement. Please also tell us what consideration you have given to
        filing this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Amended and Restated Investors' Rights Agreement, page 129

26.   Please identify the "certain holders" of your preferred stock, including entities affiliated
        with certain of your directors, who are parties to the investors' rights agreement.

Description of Capital Stock, page 131

27.   We note that the conversion of your shares of Class A common stock (including shares of
        Class A common stock issued upon conversion of your convertible preferred stock and
        Class B common stock) into shares of a single class of common stock will occur upon the
        "consummation of the offering." Please tell us, with a view toward disclosure, the timing
        of the conversion and the mechanics of how you plan to effectuate the conversion if it is
        not automatic.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Practices

Revenue Recognition, page F-10

28.   We note that you report revenue on a net basis because you have determined that you are
        not the principal in the purchase and sale of advertising inventory. Please describe the
        significant terms of your revenue arrangements and the extent of your involvement in a

transaction between buyer and seller. Further, provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

29.   Please clarify how you determine your fees charged to buyers and sellers. Explain how you determine fees retained from or charged to sellers who use your solution. Confirm that for all transactions, except where the seller maintains the primary relationship with buyer, you have an agreement with both the buyer and seller. Disclose whether the fee is only earned when an impression is delivered. In addition, clarify whether you earn a fee from licensing your software or from providing implementation services.

30.   We note from your disclosures on page 63 that in some cases you generate revenue directly from sellers who maintain the primary relationship with buyers and utilize your solution to transact and optimize their activities. Please clarify how you recognize revenues for such arrangements and whether the timing of revenue recognition is different than where you do have the primary relationship with the buyer. Indicate whether the fee earned is less in these cases.

Exhibits

31.   Please tell us what consideration you have given to filing the engagement letter with an investment bank that you discuss on page F-40 pursuant to Item 601(b)(10)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Stewart L. McDowell
        Gibson, Dunn & Crutcher LLP